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                                                                EXHIBIT 99(a)10


Important Message to all Associates:

As the attached press release makes clear, the Company's Board of Directors, after careful consideration and with the counsel of its legal and financial advisors, has once again rejected Simon Property Group's proposal to acquire control of Taubman Centers. The Board has unanimously recommended that all Taubman Centers shareholders reject Simon's offer and not tender their shares. Today's press release makes clear the Board's numerous reasons for once again rejecting Simon's offer.

As you've heard me say before, we all need to stay focused on running the business. We deeply appreciate your continued support and efforts. We will keep you updated as events progress.

Sincerely,

Robert Taubman